Prudential Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

March 15, 2017

The Board of Trustees

Prudential Investment Portfolios 9

655 Broad Street, 17th Floor

Newark, New Jersey 07102

Re: Prudential QMA Large-Cap Core Equity Fund (the “Fund”)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through February 28, 2019 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, transfer agency expenses (including sub-transfer agency and networking fees), taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), interest, acquired fund fees and expenses, brokerage, extraordinary and certain other expenses such as dividend, broker charges and interest expense on short sales) of each class of shares to 0.35% of the Fund’s average daily net assets. Expenses waived/reimbursed by the manager may be recouped by the manager within the same fiscal year during which such waiver/reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 28, 2019 without the prior approval of the Board.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President